UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

TREK RESOURCES, INC.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

894275-20-9

(CUSIP Number)

Michael E. Montgomery
4925 Greenville Avenue, Suite 955
Dallas, Texas 75206
(214) 373-0318

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

William L. Boeing
Haynes and Boone, LLP
2505 N. Plano Road, Suite 4000
Richardson, Texas 75082
phone: (972) 680-7553
fax: (972) 692-9053

February 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: [ ]

SCHEDULE 13D

CUSIP No. 894275-20-9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Michael E. Montgomery

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,816,394

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 2,816,394

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,530,680*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.5%*

14	TYPE OF REPORTING PERSON IN
___________________________

* Includes (1) 2,062,108 shares of Common Stock owned of record by Michael E. Montgomery, (2) 40,000 shares of Common Stock that may be purchased by Mr. Montgomery pursuant to employee stock options during the next 60 days, (3) 50,000 shares of Series A Preferred Stock owned by Mr. Montgomery that is convertible into 714,286 shares of Common Stock at the option of Mr. Montgomery and (4) 50,000 shares of Series A Preferred Stock owned by Faye C. Briggs, Mr. Montgomery's mother, that is convertible into 714,286 shares of Common Stock at the option of Ms. Briggs. The holdings of Ms. Briggs are included in the number of shares reported herein, as Mr. Montgomery and Ms. Briggs may be deemed to constitute a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended. Mr. Montgomery disclaims the beneficial ownership of the shares of Series A Preferred Stock and underlying shares of Common Stock held by Ms. Briggs.

          This Amendment No. 4 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by Michael E. Montgomery with the Securities and Exchange Commission ("SEC") on August 2, 2002 relating to the Common Stock of Trek Resources, Inc., as amended by Amendment No. 1 to Schedule 13D filed with the SEC on September 26, 2002, Amendment No. 2 to Schedule 13D filed with the SEC on December 3, 2002 and Amendment No. 3 to Schedule 13D filed with the SEC on December 11, 2002 (as amended, the "Filing"). Capitalized terms used herein which are not defined herein have the meanings given to them in the Filing.

          On February 24, 2003, Trek effectuated a ten-for-one (10:1) reverse stock split of its Common Stock. The main purpose of this Amendment is to amend the information contained in the cover page and Items 1 and 5 of the Filing to reflect changes resulting from the reverse stock split. Except as set forth in this Amendment, all previous Items of the Filing remain unchanged.

Item 1. Security and Issuer.

            This statement relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Trek Resources, Inc. ("Trek"). Trek's principal executive offices are located at 4925 Greenville Avenue, Suite 955, Dallas, Texas 75206.

Item 5. Interest in Securities of the Issuer.

(a)	Number of Securities Beneficially Owned: 3,530,680 shares of Common Stock*

Percentage of Class: 70.5%*

(b)	Sole Voting Power: 2,816,394 shares of Common Stock

Shared Voting Power: 0 shares of Common Stock

Sole Dispositive Power: 2,816,394 shares of Common Stock

Shared Dispositive Power: 0 shares of Common Stock

(c)

On December 24, 2002, Mr. Montgomery purchased 90,000 shares of Common Stock (9,000 shares after giving effect to the reverse stock split) at a price of $.06 per share. This purchase was executed by a broker-dealer through the facilities of the Over-The-Counter Bulletin Board maintained by the National Association of Securities Dealers. On December 26, 2002, Mr. Montgomery purchased 3,142 shares of Common Stock (approximately 314 shares after giving effect to the reverse stock split) at a price of $.06 per share in a private transaction.

Mr. Montgomery has not engaged in any other transactions in the Common Stock since the date of his last Schedule 13D filing, and the changes in the number of securities beneficially owned by Mr. Montgomery that are reported in this Amendment are otherwise the result of the 10:1 reverse stock split conducted by Trek on February 24, 2003.

___________________________

* Includes (1) 2,062,108 shares of Common Stock owned of record by Michael E. Montgomery, (2) 40,000 shares of Common Stock that may be purchased by Mr. Montgomery pursuant to employee stock options during the next 60 days, (3) 50,000 shares of Series A Preferred Stock owned by Mr. Montgomery that is convertible into 714,286 shares of Common Stock at the option of Mr. Montgomery and (4) 50,000 shares of Series A Preferred Stock owned by Faye C. Briggs, Mr. Montgomery's mother, that is convertible into 714,286 shares of Common Stock at the option of Ms. Briggs. The holdings of Ms. Briggs are included in the number of shares reported herein, as Mr. Montgomery and Ms. Briggs may be deemed to constitute a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended. Mr. Montgomery disclaims the beneficial ownership of the shares of Series A Preferred Stock and underlying shares of Common Stock held by Ms. Briggs.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael E. Montgomery
Michael E. Montgomery
Date: March 31, 2003